Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (309) 675-6171
James W. Owens
Chairman and Chief Executive Officer
Caterpillar Inc.
100 NE Adams Street
Preoria, Illinois 61629-7310

Re: **Caterpillar Inc.**
      Definitive 14A
      Filed April 17, 2007
      File No. 001-2007

Dear Mr. Owens:

      We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to our prior comment 5 that the disclosure of performance measures and metrics would compromise your competitive position, we reissue that comment. Your response does not address the confidential treatment standard that you are required to use for evaluating whether performance target information may be omitted from disclosure. If you believe that disclosure of this information is not required because it would result in competitive harm, please provide a detailed supplemental analysis supporting your conclusion using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K. Please also refer to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel